KOJIN SF, LLC

Financial Statements

December 31, 2018 and 2017

Keiter
Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

KOJIN SF, LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
KOJIN SF, LLC
San Francisco, California

We have reviewed the accompanying financial statements of KOJIN SF, LLC (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and members' equity (deficit), and cash flows for the year ended December 31, 2018 and the period from May 2, 2017 (inception) to December 31, 2017 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

August 26, 2019
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

KOJIN SF, LLC

Balance Sheets
December 31, 2018 and 2017

Assets	2018	2017
Current assets:		
Cash	$ 991,834	$ -
Leasehold improvements	73,981	-
Lease deposit	74,912	-
Intangible asset	284,793	-
Total assets	$ 1,425,520	$ -
Liabilities and Members' (Deficit) Equity		
Current liabilities:		
Accounts payable	$ 282,000	$ -
Accrued interest	13,679	-
Total current liabilities	295,679	-
Long-term liabilities:		
Convertible notes	1,180,000	-
Total liabilities	1,475,679	-
Members' (deficit) equity	(50,159)	-
Total liabilities and members' (deficit) equity	$ 1,425,520	$ -

See report of independent accountants and accompanying notes to financial statements.

KOJIN SF, LLC

Statements of Operations and Members' Equity (Deficit)
Year Ended December 31, 2018 and for the period from
May 2, 2017 (inception) to December 31, 2017

	2018	2017
Revenue	$ -	$ -
Operating expenses:		
General and administrative expenses	36,480	-
Other expense:		
Interest expense	13,679	-
Net loss	(50,159)	-
Members' equity, beginning of period	-	-
Members' (deficit) equity, end of period	$ (50,159)	$ -

See report of independent accountants and accompanying notes to financial statements.

KOJIN SF, LLC

Statements of Cash Flows
Year Ended December 31, 2018 and for the period from
May 2, 2017 (inception) to December 31, 2017

	2018	2017
Cash flows from operating activities:		
Net loss	$ (50,159)	$ -
Adjustments to reconcile net loss to net cash from operating activities:		
Changes in operating assets and liabilities:		
Lease deposits	(74,912)	-
Accrued expenses	13,679	-
Net cash used in operating activities	(111,392)	-
Cash flows from investing activities:		
Payments for liquor license	(2,793)	-
Payments for leasehold improvements	(73,981)	-
Net cash used in investing activities	(76,774)	-
Cash flows provided by financing activities:		
Proceeds from issuance of convertible notes	1,180,000	-
Net change in cash	991,834	-
Cash, beginning of period	-	-
Cash, end of period	$ 991,834	$ -
Noncash transaction:		
Payable incurred for acquisition of liquor license	$ 282,000	$ -

See report of independent accountants and accompanying notes to financial statements.

KOJIN SF, LLC

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: KOJIN, LLC (the "Company") was founded on May 2, 2017 in the state of California. The Company intends to operate an upscale restaurant melding two styles of cuisine; kappo (chef prepared and served food and beverages) and robata (meats, seafood and vegetables cooked over an open fire).

Management's Plans: The Company's plan for 2019 is to open its first restaurant location in San Francisco, California in order to begin generating revenue from the sale of food and beverages. Continued contributions from its members will enable the Company to invest in the planned location to meet its revenue goals for 2019 and beyond. The Company foresees their business model providing a successful restaurant concept that will enable the business to continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk: The Company maintains its cash in a financial institution with balances that periodically exceed federally insured limits.

Leasehold Improvements: Leasehold improvements are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Leasehold improvements are depreciated using the straight-line method over the lesser of the estimated useful lives of the related assets or the lease term. The leasehold improvements have not yet been placed in service and therefor have not been depreciated as of December 31, 2018. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Intangible Asset: The intangible asset consists of a liquor license acquired during 2018 and is recorded at cost. Intangible assets are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying value of the relevant assets to the estimated undiscounted future cash flows expected from use of the asset. When the undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the asset's fair value and its carrying value. The Company determined that no impairment existed during the year ended December 31, 2018.

1. Summary of Significant Accounting Policies, Continued:

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements:

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. On the statement of cash flows, the principal portion of the finance lease payments will be classified as a financing activity. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. On the statement of cash flows, all cash payments for operating leases will be classified as an operating activity. The new standard will be effective for periods beginning after December 15, 2019, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through August 26, 2019, the date the financial statements were available for issuance, and has determined that no additional disclosures are necessary.

2. Convertible Notes:

The Company has various convertible notes outstanding at December 31, 2018 with a total principal amount of $1,180,000. The notes bear interest at a rate of 5% per annum. The notes will convert upon a qualified financing event or termination of the notes which will occur if a qualified financing event takes place or the notes are settled by the Company in membership units or payment of principal. The full principal amount of the notes was outstanding at December 31, 2018. Accrued interest was $13,679 at December 31, 2018.

3. Members' Equity:

Pursuant to the Company's operating agreement, the Company is authorized to issue 335,000 common units and 3,654 preferred units. At December 31, 2018, there were 335,000 common units issued and outstanding. No preferred shares were issued or outstanding during 2018 and 2017.

Common units receive voting rights equal to one vote per share.

Preferred units receive profit distribution and liquidation priority over common units and receive voting rights equal to one vote per share.

4. Share-Based Compensation:

The Company has granted profits-interest units (the "Units") to a member of the management team. As of December 31, 2018, there were 15,000 units outstanding. The Units represent the rights to future distributions made by the Company, a pro-rata share of pre-tax income, and future benefits of value creation from the date of issuance. The units were vested upon issuance. The Company determined the fair value of the Units to be immaterial as a whole to the financial statements and therefore did not record share-based compensation expense during 2018 related to these Units.

5. Leases:

The Company leases its restaurant location under a non-cancelable operating lease expiring in December 2028. The lease contains rent escalation clauses and the Company intends to record rent on the straight-line basis. The lease also called for a deposit totaling $74,912 included as a lease deposit on the accompanying balance sheets. There was no rent expense during 2018 as the building was under renovation with a commencement date of January 1, 2019.

5. Leases, Continued:

Future minimum lease payments, as of December 31, 2018 are as follows:

Year	Amount
2019	$ 114,828
2020	118,272
2021	121,824
2022	125,472
2023	129,240
Thereafter	706,692
	$ 1,316,328